ANNUAL REPORT
OF
MIVIUM, INC.



FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

Address for Notices and Inquiries:	With a Copy of Notices to:
Eric Tsai **Principal Executive Officer** **Mivium, Inc.** 48834 Kato Road #107A Fremont, CA 94538 949.378.7672 eric@mivium.com	**Louis A. Bevilacqua, Esq.** **Bevilacqua PLLC** 1050 Connecticut Ave., NW, Suite 500 Washington, DC 20036 202.869.0888 lou@bevilacquapllc.com

This Annual Report on Form C-AR, referred to as the Annual Report, is being furnished by Mivium, Inc., a Delaware corporation, which we refer to as the Company, we, us, or our, and similar terms, to provide certain information about the offering of our common stock in reliance on Rule 4(a)(6) of the Securities Act of 1933, as amended, or the Securities Act, and Regulation Crowdfunding promulgated thereunder, during the fiscal year ended December 31, 2024. A copy of this report may be found on our website at https://www.mivium.com/.

As of the date of this Annual Report, we have received investments for the maximum amount of shares of common stock, par value $0.0001 per share, referred to as the Common Stock or shares, being offered pursuant to our Offering Statement on Form C, as amended from time to time, and filed with the U.S. Securities and Exchange Commission, or SEC, on September 4, 2024, which we refer to as the Offering Statement. We refer to this offering as the 2024-2025 Reg CF Offering. The 2024-2025 Reg CF Offering was conducted through Equifund Crowd Funding Portal Inc. our Intermediary, and its crowdfunding platform available at www.equifund.com and each subdomain thereof, referred to as the Platform. Our intermediary is registered with the SEC and the Financial Industry Regulatory Authority, or FINRA, as a funding portal pursuant to Regulation Crowdfunding.

You should note that our securities have not been recommended or approved by the SEC or any state securities commission or regulatory authority, and no such regulatory authority or commission has passed upon the accuracy or adequacy of this Annual Report and the information presented herein. You should assume that the information provided herein is accurate only as of the date hereof, regardless of the time of delivery hereof, because our business, financial condition, results of operations, and prospects may have changed since that date. Further, you should note that statements contained herein as to the content of any agreement or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should also note that there are risks associated with our business, including the risks resulting from the lack of a readily available market for the resale of our shares. See "Risk Factors" beginning on page 13 for more information. We may terminate our reporting obligations under Regulation Crowdfunding in the future in accordance with Rule 202(b)thereof, so long as (i) we are being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (ii) we have filed at least one annual report and have fewer than 300 holders of record, (iii) we have filed annual reports for three years pursuant and have assets equal to or less than $10,000,000, or (iv) all the securities sold in our offering under Regulation Crowdfunding are being repurchased by the Company or a third-party, or (v) we are liquidated or dissolved.

The date of this Annual Report is April 30, 2025

TABLE OF CONTENTS

TABLE OF EXHIBITS

629103.4

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. Specifically, all statements other than statements of historical facts are forward-looking statements. These forward-looking statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our goals and strategies, our future business development, financial condition and results of operations, our ability to secure additional funding necessary for the expansion of our business, the growth of and competition trends in our industry, our expectations regarding the popularity, demand for, and market acceptance of, our products and of our services, our ability to maintain strong relationships with our customers, clients and service suppliers, our ability and third parties' abilities to protect intellectual property rights, if any, fluctuations in general economic and business conditions in the markets in which we operate, and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may", "could", "will", "should", "would", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "project", or "continue" or the negative of these terms or other comparable terminology. You should note that these statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "*Risk Factors*" and elsewhere in this Annual Report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. None of the forward-looking statements contained herein is a guarantee of future performance.

In addition, statements that "we believe" and similar phrases reflect our beliefs and opinions on the relevant subject. Such statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect and have stated herein As such, we qualify all of our forward-looking statements by these cautionary statements.

629103.4

OUR BUSINESS

Our corporate name is Mivium, Inc. and we were incorporated in the state of Delaware on July 1, 2022. As of the date hereof, we do not have any subsidiaries.

We are an early-stage material science development company focused on the development of a next or third-generation wide bandgap (WBG) semiconductor material with a low carbon imprint. We have no products, manufacturing facilities, suppliers, customers, or revenues to date. We use patented technology that was initially licensed to us by Proto Materials, LLC, which was a limited liability company owned by Jim Qiu, our Chief Product Officer. On March 20, 2024, we acquired Proto Materials through a merger of Proto Materials with and into our company with our company being the surviving entity. As a result of this merger, we now own the patented technology directly instead of through a license. Our business plan is aimed at advancing innovative WBG semiconductor materials that are ethically sourced, non-toxic and that will be manufactured through sustainable and socially responsible practices.

Our planned deep tech approach is expected to deliver WBG semiconductor materials, such as gallium nitride or GaN particles and substrates, and the ultra-wide bandgap (UWBG) subset of WBG semiconductor materials, such as aluminum gallium nitride or AlGaN, aluminum nitride or AlN, along with other WBG, photonic, spintronic, and quantum materials, with superior quality and particle uniformity at economic scale that helps to reduce heat and power consumption from electronic devices that they will be incorporated into to meet the challenges of climate change and the demand for energy-efficient devices.

With the emphasis on bringing manufacturing back to the U.S., particularly for semiconductors, while minimizing environmental impact, we plan to manufacture all future products at yet-to-be-built facilities in the U.S., powered by renewable energy sources. To achieve this goal, our first step is to optimize our patented technology through Research and Development efforts and validate its scientific foundation. Once the technology is optimized, we can potentially commercialize it by constructing a manufacturing facility. Consequently, we intend to invest the proceeds from this Offering heavily into our existing R&D lab in Fremont, California. As a result, we do not anticipate generating revenue in the foreseeable future and will continue to rely on additional financing to sustain our operations and execute our business plan.

We intend to market our WBG semiconductor materials to companies that require such materials for integration into their chips and next generation electronic and industrial products. While the production reliability and cost of GaN has challenged its fast adoption, we believe that our process and our management's 20 plus years of proven research and development expertise in material science, semiconductor engineering, advanced manufacturing technology, automation, and molecular quantum mechanics, will enable us to deliver high quality GaN particles and substrates at economies of scale, previously considered impossible, and remove these obstacles.

We have continued to implement the business plan described in our Offering Statement since the final closing of our 2024–2025 Regulation Crowdfunding Offering, and at this time, we have no material changes to our business to report.

Our Industry

Semiconductors are a crucial element in modern electronics, making up an important component of many commonly used electronic devices including smartphones, tablets, and PCs - essentially all modern devices that many of us have become so highly dependent on in everyday life. As one might expect due to their central importance, the semiconductor industry is extensive and competitive.

A semiconductor is a substance that conducts electricity under some but not all circumstances. Manufacturers are able to customize the conductivity of a semiconductor, such as introducing a sensitivity to heat or light, or altering conductivity based on the direction of the current. Notable semiconductor chip makers include Intel and Samsung Electronics, with Intel generating 58.4 billion U.S. dollars and Samsung generating 65.6 billion U.S. dollars in semiconductor revenue in 2022, placing them among the largest companies in terms of semiconductor industry revenues.

In the last few decades, semiconductors have evolved from the first to third generation as technological advancement phases out traditional semiconductors deemed as less effective in high power applications. At present, the materials

with the most development potential are WBG semiconductors, such as GaN and silicon carbide (SiC), which fall under the third-generation category — presenting far superior physical properties that replace the first-generation materials (silicon and germanium) and second-generation materials (gallium arsenide and aluminum arsenide).

Third-generation semiconductors using GaN are suitable for making high temperature, high frequency, radiation resistant and high-power devices, including satellites, radar systems, electric vehicles, communication devices and fast charging for mobile phones, tablets, and laptops, and Artificial Intelligence or AI. Compared with traditional fast charging, GaN fast charging has higher power density, so charging speed is faster within a smaller package that is easier to carry. These advantages have proven attractive to many OEMs and ODMs and several have started rapidly developing this material.

Most of the world's semiconductor materials are produced overseas using chemical solvents and other methods which leave behind impurities and pollutants. For example, on average each fabrication facility or fab, including the fab facilities in the U.S. generate 60,000 tons of waste per year, 36,000 tons of hazardous material waste per year, over 4 trillion gallons of water per year and over 2 million kilowatt-hours of energy per year. There are over 500 such fabs in the world, they have an ongoing impact to the environment every day.

Although the semiconductor industry has a huge carbon footprint, it is estimated that by the beginning of 2030 all of the newest technologies will have some components requiring third-generation semiconductor materials.



Reaching Limits & What's Next: Semiconductor Generations
MIVIUM
THE PROBLEM of the semiconducting silicon chip is that it has reached its limit. Silicon device miniaturization causes problems related to electron mobility, degradation due to heat, and unstable behavior. In addition, silicon cannot satisfy the requirements of a new generation of high-power, high-efficiency and strategic electronic applications such as: electric vehicles, satellites, renewable energy, photonics, quantum computing and high computational power for artificial intelligence.
OUR OPPORTUNITY to solve the world's toughest semiconductor challenges and accelerate the world's transition to next-gen materials.
1st Generation
2nd Generation
3rd Generation
1948. The First Semiconductor
Historically, the first decade of semiconductor electronics was based entirely on germanium.
1957. Silicon Age Begins
The "Silicon Age" refers to the late 20th century to early 21st century (also known as the Digital Age or Information Age), similar to how the Stone Age, Bronze Age and Iron Age were defined by the dominant materials during their respective ages of civilization.
1969. Rise of Photonics
The invention of the semiconductor laser, the 'transistor of integrated photonics'.
1970. Military-grade Electronics
Growth method of GaAs single crystals was reported in the late 60s and kicked off a new generation of military and aerospace electronic equipment.
1993 – Power Electronics
Silicon carbide was considered a semiconductor in both research and early mass production providing advantages for fast, high-temperature and high-voltage devices.
2014 – Greatest Benefit to Mankind
Shuji Nakamura and his two colleagues demonstrated a GaN-based method to produce the perfect light source and won the Nobel Prize in Physics as an "invention of greatest benefit to mankind."
© Copyright 2024 Mivium, Inc.


Semiconductor Comparison: 2nd Gen (InP/GaAs) vs 3rd Gen (GaN/SiC)
MIVIUM
EVOLUTION OF COMPOUND SEMICONDUCTOR APPLICATIONS
Source: Status of the Compound Semiconductor Industry 2022 report, Yole Intelligence, 2022
* Potential applications
2nd Gen
3rd Gen
GaAs
GaAs based LEDs
GaAs solar cell
GaAs handset PA
GaAs VCSEL for datacom
GaAs VCSEL for 3D sensing
GaAs µLED
InP
InP based LEDs
InP EEL for datacom/telecom
InP for handset sensing
*Lidar
*InP based RF component
GaN
GaN based LEDs
GaN based PA for telecom
GaN based fast charger
GaN µLED
*GaN handset PA
GaN in EV*
SiC
SiC substrate for LEDs
SiC in 400V EV
SiC in 800V EV
High-voltage applications*
60s
80s
90s
2000s
2010s
2020s
2030s
YOLE Intelligence
www.yolegroup.com | ©Yole Intelligence 2022
In comparison with 2nd compound semiconductors, 3rd gen WBG semiconductors have distinct advantages:
→ Wide band gap (WBG), high breakdown electric field, high thermal conductivity, high electron saturation rate and higher radiation resistance.
→ More suitable for making high temperature, high frequency, radiation-resistant and high-power devices.
→ 3rd gen semiconductors do not have any shortcomings when compared to 2nd gen
(GaAs and InP materials are scarce, expensive, toxic, and can pollute the environment)
© Copyright 2024 Mivium, Inc.

Our Future Products and Services

Future Products

Our primary planned products will include manufacturing materials for semiconductors such as GaN particles and substrates. GaN is a semiconductor material with a wide band gap of 3.40 eV (electron volt). The width of the forbidden band determines the difficulty of electronic transition and is one of the determinants of the conductivity of semiconductors. The wider the band gap, the closer the semiconductor material is to the insulator, and the stronger the stability of the device. Therefore, ultra-wide band gap semiconductors can be used in special environments such as high temperature, high power, high frequency and radiation resistance. GaN has a high electron saturation rate, which is 2.5 times that of silicon and 2 times that of gallium arsenide. At the same time, GaN has the characteristics of high critical magnetic field and high electron mobility. It is also the best choice for UHF (ultra-high frequency), power devices or equipment.

GaN particles

GaN particles are the most upstream and source products of GaN series. The high-purity and mass production of GaN particles has a far-reaching impact on downstream products. GaN particles are one of the best precursors for the preparation of GaN single crystal substrates. Compared to other precursors, the dislocation rate of GaN single crystal substrate is reduced by at least two orders of Ammonothermal or AM. Using GaN particles, high-end luminescent phosphors are prepared, and their luminous efficiency or intensity is hundreds of times higher than that of traditional phosphors.

GaN particles are expected to be sold based on the quality and purity of the material:

- Mivium 3N GaN Particle (99.9% gallium nitride particles)
- Mivium 4N GaN Particle (99.99% gallium nitride particles)
- Mivium 5N GaN Particle (99.999% gallium nitride particles)

GaN substrate

A substrate is the basis of Integrated Circuit or IC chip production. Using our patented technology, we expect that gallium will be broken into a large number of molten ultrafine droplets without solvent. The molten gallium droplets with high purity will be introduced into the epitaxial growth chamber and expected to gradually grow to become large-size GaN single crystal blocks. The GaN single crystal blocks will be cut and polished into GaN substrates or wafers.

We expect that GaN substrates will be sold based on the size of the substrate, ranging from 4 inches to 8 inches:

- Mivium 4inch GaN Substrate - 100mm single crystal substrate, $\geq$450 μm thickness, dislocation: <1x10^5

- Mivium 6inch GaN Substrate - 150mm single crystal substrate, $\geq$500 μm thickness, dislocation: <1x10^5

- Mivium 8inch GaN Substrate - 200mm single crystal substrate, $\geq$500 μm thickness, dislocation: <1x10^5

GaN devices offer five key characteristics:

- High dielectric strength

- High operating temperature

- High current density

- High speed switching

- Low on-resistance

These characteristics are properties of GaN, which compared to silicon, offers ten times higher electrical breakdown characteristics, three times the bandgap, and exceptional carrier mobility.

GaN based power devices have the following six characteristics:

- low conduction loss and low impedance;
- fast switching speed and low loss;
- low capacitance and small charge-discharge loss;
- low energy consumption;
- smaller and lighter; and
- lower thermal resistance in high output current and power density environment.

Future Services

We intend to provide educational and training services to other companies to assist in the transition to GaN and other third generation semiconductor materials.

Manufacturing Process

We are not currently manufacturing GaN, but expect to manufacture GaN in the future. The manufacturing process of GaN involves several steps, including substrate preparation, epitaxial growth, device fabrication, and packaging.

Substrate Preparation

GaN substrates are typically grown using one of two methods: hydride vapor phase epitaxy or HVPE or ammonothermal growth. HVPE involves the reaction of gallium chloride and ammonia gas to form GaN crystals on a substrate, while ammonothermal growth uses high-pressure and high-temperature conditions to grow GaN crystals from a supercritical ammonia solution.

Epitaxial Growth

Epitaxial growth is the process of depositing a thin layer of GaN on a substrate. This process is typically done using metal-organic chemical vapor deposition or MOCVD, which involves the reaction of gallium and nitrogen precursors at high temperatures to form a GaN layer.

Device Fabrication

After the epitaxial growth process, the GaN wafer is processed to form devices such as transistors, diodes, and LEDs. This process involves several steps, including photolithography, etching, deposition, and metallization.

Packaging

The final step in the manufacturing process is the packaging of the devices. This involves mounting the devices on a substrate, wire bonding, and encapsulating the devices with a protective layer.

Our proposed GaN platform process will include the following steps:

- Raw gallium will be broken into nano-atomic Ga particles by using non-toxic and mechanical means without the use of any solvents or any chemicals.

- GaN Particles: Nano-atomic structured Ga particles will react with gas to become GaN polycrystalline powders or particles.

- GaN Single Crystal Substrates: Nano-atomic structured Ga particles will be introduced into growth chambers, will react with reaction gas without catalyst, will epitaxially grow on the seed crystals and will gradually become GaN monocrystalline ingots. The GaN ingots will be cut and polished to produce GaN crystal substrates.

Mivium GaN Platform



Mivium product 1 – GaN Particles
Nano-atomic structed Ga particles react with reaction gas without catalyst to become GaN polycrystalline powders or particles.
GaN particle production process
Multiple times of nitriding reaction
micro-nano GaN particles
raw gallium
micro-nano breaking
nano-atomic Ga particles
Gallium is gradually broken into nano-atomic Ga particles by using non-toxic and mechanical means without the use of solvent.
GaN substrate forming process
Reaction & epitaxy growth
Monocrystaline ingot
Slicing monocrystalline ingot to thin blocks
polishing thin blocks
GaN single crystal substrates
Mivium product 2 – GaN Single Crystal Substrates
Nano-atomic structed Ga particles are introduced into growth chambers, react with reaction gas without catalyst, epitaxially grow on the seed crystals, and gradually become GaN monocrystalline ingots. The GaN ingots are cut and polished to become GaN single crystal substrates.

R&D Lab

We currently do not have any manufacturing facilities, but we plan to build them in the future. Our first facility will be designed and operated based on insights and optimizations developed through our R&D lab. This is why we are working towards validating our patented technology in order to determine the type of facility we need to build. We believe this current R&D lab will enable the team to learn and optimize the apparatus setup, process improvements, and output optimization to then conduct the first pilot production.

The R&D lab is intended to be capable of proving out the efficacy of GaN as a new base material (substrate) that can be used in the development and production of the world's most advanced and forward-looking electronic, photonic, and quantum devices.

Using optimizations learned via our R&D lab, we intend to move on to pre-production pilot then to proof of manufacturability to scale up to production. And eventually open manufacturing facilities over the years to manufacture GaN, AlN and AlGaN and other materials depending on customer requirements and global needs as follows, subject to raising sufficient financing for this purpose:

Year 2026: Plant 1 (M1)   GaN Particles

Year 2027: Plant 2 (M2)   GaN Substrate (4" wafer)

Year 2028: Plant 3 (M3)   GaN Substrate (6" wafer)

Year 2029: Plant 4 (M4)   AIGaN particles & substrates

Year 2030: Plant 5 (M5)   AIN particles & substrates

We expect to have some synergies between facilities in terms of sharing the same resources, economies of scale, testing equipment that could lower the cost of future facilities.

Market Opportunity and Customers

Smartphones represent an important market for the semiconductor industry, especially as these devices become more advanced and able to support 5G, artificial intelligence, and immersive technology applications. In 2022, semiconductors for smartphones accounted for around 23 percent of industry revenue, with a further 19 percent of the semiconductor market assigned to other personal computing devices. Servers and data centers are set to become an even more important opportunity, with GPUs being deployed for hardware accelerations, as well as the training and running of generative AI applications such as ChatGPT. Finally, industrial, and automotive applications are also expected to experience increased demand: as manufacturing facilities and vehicles become smarter and ever more connected, the requirement for more advanced semiconductor technology to fulfill these tasks grows. Semiconductors - statistics & facts | Statista (May 16, 2023)

Governments and companies across the entire semiconductor value chain have had to navigate changing demands, supply chain imbalances, and geopolitical factors in recent times. As a result, action plans and policies have had to be established to safeguard the supply of semiconductors. Due to its importance, the semiconductor industry is extensive and competitive: in 2022, global semiconductor sales reached 618 billion U.S. dollars, a rise of more than 30 percent in just two years. However, with a deteriorating global economy and weakening demand from consumer-driven markets, the semiconductor industry must overcome new challenges as it faces a decline in 2023. Semiconductors - statistics & facts | Statista (May 16, 2023)


MIVIUM
customers
raw material
particles
substrate
packaged dies
chip
product

We expect that our future products will be used by a wide range of companies according to their supply chain and product development strategies. As an illustration, chip manufacturers might purchase our future products for use in their own chip design and for use in their customer product design and auto manufacturers might integrate our future products into their product designs.


Mivium Business Model: Go-to-Market
MIVIUM
Providers
Customers
End User
Design + Fabrication
GaN Particles
MIVIUM
GaN Substrates
Semiconductor Device Manufacture
Competitors
© Copyright 2024 Mivium, Inc.

Sales and Marketing

We expect to commence sales of our future products in the U.S. sometime in 2027 assuming that we can raise enough capital to build our first manufacturing facility as planned by 2026. During that time, we intend to hold annual expositions, including educational and networking sessions, to bring together and educate engineering and product development departments at leading companies on the benefits of incorporating our future GaN materials into their product designs. The Mivium Expo will be a platform to sell, license and educate the market on high quality GaN materials.

We intend to hire sales representatives who understand each customer industry type or vertical product demand and train them to help sell our products. We also plan to attend relevant technology conferences and trade shows where we hope to meet potential strategic partners, vendors, and customers. We will also market our products through our website and social media sites. As we record results on these marketing initiatives, we will adjust our sales and marketing budget to increase spending on those that we believe most effective. Once we have demonstrated viable marketing options, we will seek to expand these efforts in the US and enter the international market.

Growth Strategies

Our primary focus will be on the planning and development of the GaN manufacturing facility. We expect future growth to come from additional manufacturing facilities for new products.

Although it will take several years for us to manufacture our first batch of GaN particles and substrates, we plan to pre-sell, educate and work with leading companies to integrate GaN into their product lines. Companies already incorporating GaN technology include Apple, Ankur, Raytheon, and many others.

Competition

Industry Competition

Our main competitors will be companies in the AI, robotics, and clean electronic tech industries. Many large and well-established companies, as well as smaller and more recent entities, have been manufacturing third-generation semiconductor materials for several years. There are several companies that are leading the way in GaN's research and development, including Cree, Infineon Technologies, Raytheon, Navitas, and Qorvo.

We believe that manufacturers lack the ability to quickly manufacture these materials in large volumes that are high in quality. In our view, at best they can slowly manufacture these materials over months or years using hazardous materials and solvents, high energy and/or growing the material with mixed quality results.

Our Direct Competition

Our direct competition includes the following companies:

- Cree, Inc. (US)
- Infineon Technologies (Germany)
- Wolfspeed, Inc.
- Navitas Semiconductor Corp.
- Qorvo, Inc. (US)
- GaN Systems, Inc.
- Transphorm, Inc.
- Raytheon Technologies Corporation

Our Competitive Strengths

We believe that our competitive advantage will be in our expected ability to produce GaN and other WBG materials through a more cost-effective, low-overhead, high quality, large production volume, with a non-toxic production process. As a result, we believe that we will effectively compete with existing competitors in this space. Moreover, although many companies claim to have GaN material, we believe that the material is GaN latticed to Si and not a true GaN material which is manufactured on top of Si using a traditional toxic manufacturing process. We believe that this is prevalent with companies such as Navitas that manufacture GaN on Si power adapters. These 50w to 65w chargers are one third the size of the standard power charges and can charge at a much faster rate because GaN has very little heat loss. However, we believe that their GaN material is still built upon Si limiting its quality and true potential.

Competitive Advantages

Our expected key advantages over the competition include:

- Manufacturability – We intend to manufacture GaN and other next generation non-toxic materials consistently and reliably without causing any pollution. Generally, we believe that our competitors struggle with these aspects of GaN production.

- Reliability – We believe that once we have established manufacturing facilities, we will be able to produce GaN in high capacity with superior quality and particle uniformity. We believe that our competitors have limited product capacities, and their quality is often inconsistent.

- Complexity – We expect to create a chemical reaction without catalysts or any contaminants. We believe that competitors use a chemical process that includes solvents, catalysts, and other contaminants.

- Cost/Maintenance – We expect that our patented process will result in low manufacturing costs. We believe that our competitors have high manufacturing costs and processes that are also significantly more time-consuming.

- Innovation / IP – We intend to use a patented method and equipment and expect to be able to scale our production. We believe that competitors have limits on batch processing and lack the ability of large-sized substrate production.

The following table compares our expected future product and manufacturing against the existing technologies of our competitors.

	OoMIVIUM	**Existing Technologies**
Manufacturability	Consistent and repeatable results without any pollution, non-toxic	Inconsistent results outside of lab environment that's toxic and polluting
Reliability	High production capacity with superior quality and particle uniformity	Limited production capacity & low quality
Complexity	Physical process that creates a chemical reaction without catalysts or other contaminants	Chemical process requires solvent, catalysts & other contaminants
Cost / Maintenance	Low manufacturing costs with patented automation processes	High manufacturing costs with manual processes which takes significant time
Innovation / IP	Patented method, equipment, and scaling production of 100/150/200mm substrates	Technology limitations of batch and large-size substrate production

Sourcing and Suppliers

We are an early-stage development company and have not secured or entered into negotiations to secure definitive agreements to source materials and equipment necessary to manufacture our intended products as of the date of this Offering Circular.

Intellectual Property

All of the intellectual property that will be used by us to manufacture our intended products is owned by the Company.

List of Patents:

> **USA**: United States Patent and Trademark Office Utility Patent of the method and apparatus for producing refractory compound particles and single crystals of Gallium Nitride and various nitrides, carbides, oxides, sulfides, hydrides, and halides, etc.

1. **US Patent No. 9,926,197 B2**
   Method and Apparatus for producing compound powders, (PATENT ISSUED) Expected to expire March 2032.

2. **U.S. Application No.: 17/869,710**
   Systems and Methods for Fabricating Crystals of Metal Compounds (which was a conversion from U.S. Provisional Application 63/223,731, filed with the U.S. Patent Office to secure a July 20, 2022 filing date.) (PATENT PENDING) Expected to expire July 2041.

<u>**INTERNATIONAL**</u>: PCT* Patent of the method and apparatus for producing refractory compound particles and single crystals of Gallium Nitride and various nitrides, carbides, oxides, sulfides, hydrides, and halides, etc. *(PCT or "Patent Cooperation Treaty" covers up to 157 nations/states including China and Hong Kong)*

3. **International Application No. PCT/US22/37758**
   Systems and Methods for Fabricating Crystals of Metal Compounds (which was a conversion from U.S. Provisional Application 63/223,731, filed with the U.S. Patent Office to secure a July 20, 2022 filing date.) (PATENT PENDING) Expected to expire July 2041.

The aforementioned patents were initially licensed to us by Proto Materials, LLC, which was a limited liability company owned by Jim Qiu, our Chief Technology Officer. On March 20, 2024, we acquired Proto Materials through a merger of Proto Materials with and into our company with our company being the surviving entity. As a result of this merger, we now own the patented technology directly instead of through a license.

Government and Environmental Regulations

US manufacturers of semiconductor materials are required to comply with a range of governmental regulations related to the environment, worker health and safety, consumer protection, and privacy. Some of the Federal environmental laws we may need to comply with are Resource Conservation and Recovery Act or RCRA; Clean Air Act or CAA; Clean Water Act or CWA; Toxic Substances Control Act or TSCA; and the Emergency Planning and Community Right-to-Know Act or EPRCA. In addition to these Federal laws, we will also be subject to state and local environmental regulations, such as air and water quality standards, hazardous waste management requirements, and land use regulations.

As a US manufacturer of materials for GaN and other WBG materials, we will become subject to a variety of federal, state and local governmental regulations including the use, storage, emission, discharge and disposal of toxic, volatile or otherwise hazardous chemicals that may be used in our intended manufacturing process at or from our future facilities into the air and water and remediation of any contamination, as well as other regulations related to health and safety, consumer protection and privacy.

We intend to comply with all applicable laws and regulations once we commence operations. However, any failure on our part to control the use of, or adequately restrict the discharge of hazardous substances, or otherwise comply with environmental and other laws and regulations could result in significant civil and criminal fines being imposed on us, suspension of production or cessation of our future operations, and third-party personal injury claims. If our suppliers do not comply with applicable laws, we could be subject to adverse government actions and may not be able to import critical supplies.

We will be subject to the laws, licensing requirements, and regulations of several governmental authorities by virtue of our involvement in our planned development of manufacturing facilities. We intend for each proposed facility to be designed, constructed, and operated to meet applicable regulations, development standards, and industry best practices, and will endeavor to minimize and mitigate the impact to threatened or endangered species, habitats, wetlands, cultural resources, and sensitive land use. Prior to and throughout construction of a facility, we plan to incorporate best practices and work closely with relevant County, State, and Federal agencies.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. As of the date of this offering statement, we are not involved in the legal proceedings known to the Company.

An investment in our company, and in Regulation Crowdfunding offerings in general, involves a high degree of risk, and you should not invest any funds in our Company unless you can afford to lose your entire investment. In making an investment decision, you must rely on your own examination of our business and the terms of our offering, including the merits and risks involved. The securities discussed herein have not been recommended or approved by any federal or state securities commission or regulatory authority, and none of these authorities have or will pass upon the accuracy or adequacy of this Annual Report. The offering to which this Annual Report relates is conducted under an exemption from registration; however, the SEC has not made an independent determination that the shares are exempt from registration. We have listed below, not necessarily in order of importance or probability of occurrence, what we believe to be the significant risk factors applicable to us. However, the risks below do not constitute all the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some of our statements herein, including statements concerning the following risk factors, constitute forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" for more information.

RISK FACTORS

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

- We are an early development-stage company with a limited operating history and a history of losses.

- Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

- Our business may be adversely affected by the state of the global economy, uncertainties in global financial markets, and possible trade tariffs and trade restrictions.

- Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

- We may be subject to volatility and uncertainty in customer demand, supply chains, worldwide economies and financial markets resulting from outbreaks of infectious diseases or similar public health threats.

- We are subject to risks related to international sales and purchases.

- Our potential operations in foreign countries would expose us to certain risks inherent in doing business internationally, which may adversely affect our business, results of operations or financial condition.

- We cannot assure you that we will effectively manage our planned growth strategy.

- The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business.

- Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business, financial condition, and results of operations.

- Our patent application in the United States and under the Patent Cooperation Treaty (PCT) are pending and may not be approved and our ability to obtain intellectual property protection for the manufacturing of our future products is uncertain.

- We may not be able to protect our intellectual property rights throughout the world.

- If we are not able to adequately prevent disclosure of trade secrets and other proprietary information, the value of our technology and future products could be significantly diminished.

- Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

- We will be subject to and may incur significant liabilities if we fail to comply with stringent environmental laws and regulations.

- Our operating results are substantially dependent on the acceptance of new products.

- Variations in our future production could impact on our ability to reduce costs and could cause our margins to decline and our operating results to suffer.

- Our results of operations, financial condition and business could be harmed if we are unable to balance future customer demand and capacity.

- We will operate in industries that are subject to significant fluctuation in supply and demand and ultimately pricing, which may affect our expected future revenue and profitability.

- The markets in which we will operate are highly competitive and have evolving technical requirements.

- Our expected future revenue will be highly dependent on our future customers' ability to produce, market and sell more integrated products.

- Our future results may be negatively impacted if future customers do not maintain a favorable perception of our brands and products.

- If our intended products fail to perform or fail to meet customer requirements or expectations, we could incur significant additional costs, including costs associated with the recall of those items.

- If we are unable to effectively develop, manage and expand our future sales channels for our products, our operating results may suffer.

- Catastrophic events and disaster recovery may disrupt business continuity.

- We may not be able to obtain the raw materials we need to develop our future products at favorable prices or at all.

- It is critical to our operations and our ability to develop our future products that we identify and maintain relationships with equipment manufacturers that can produce custom equipment that satisfies our specifications. Failure to do so could result in our inability to develop our future products or result in the production of products that does not meet our future customers' requirements.

RISKS RELATED TO OWNERSHIP OF OUR SECURITIES

- Shareholders may have difficulty in selling stock they purchase due to the lack of a current public market for our shares and the restrictions applicable to the transfer of such shares.

- Shareholders may have difficulty in reselling their shares due to state Blue Sky laws.

- Since our officers and directors have substantial influence over our company, the rights of holders of the shares may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our shareholders.

- We may, in the future, issue additional shares. We may also grant options or stock awards to our officers, directors, consultants, or others in consideration for services. Any stock issuances or equity award grants would reduce our existing shareholders' percentage of ownership and may dilute our share value.

- Investors in our shares will experience immediate and substantial dilution.

- We have broad discretion in the use of the net proceeds from the 2024-2025 Reg CF Offering, and our use of the offering proceeds may not yield a favorable return on our shareholders' investment.

- We do not intend to pay any cash dividends in the foreseeable future and, therefore, any return on an investment in our shares must come from increases in the fair market value and trading price of our securities.

- The U.S. Securities and Exchange Commission did not pass upon the merits of any securities offered under Regulation Crowdfunding or the terms of the 2024-2025 Reg CF Offering, nor did it pass upon the accuracy or completeness of any offering document or literature.

The following table sets forth the name and position of each of our officers, directors, and significant employees. The term "officer" means a president, vice president, secretary, treasurer, principal financial officer, comptroller, principal accounting officer, and any person routinely performing similar functions.

Name	Age	Position
Eric Tsai	46	Chief Executive Officer, President, and Director
Rick Qiu	43	Senior Vice President, Secretary, and Director
Jim Qiu	72	Chief Product Officer
Ginetto Addiego	65	Chief Operating Officer
Chandra Deshpandey	73	Chief Technology Officer

Eric Tsai, Chief Executive Officer and Director   **Dates of Service: July 2022 – Present**

Mr. Tsai has served as our Chief Executive Officer, President and as a Director since July 2022 and provided consulting services since April 2022. Mr. Tsai has previously pioneered numerous innovations in the areas of digital transformation, machine learning, AI, Augmented and Virtual Reality, and data-driven performance marketing for multiple start-ups to Fortune 100 companies. More recently, from September 1, 2015, through April 1, 2022 he served as the Vice President of Marketing for Stitch Industries, a direct-to-consumer brand he built from $10M to $200M+ which was later acquired by La-Z-Boy Corporation. Mr. Tsai earned a BA in Fine Arts from the University of California, Irvine in 2001.

Mr. Tsai's Business Experience for the Last Three Years

> Employer: Mivium, Inc.

> Employer's Principal Business: Semiconductor

> Title: Chief Executive Officer, President and Director.

> Dates of Service: July 2022 – present

> Responsibilities: Lead and manage sales, business development and strategic planning.

Education: BA in Fine Arts from the University of California, Irvine.

Rick Qiu, Senior Vice President and Director   **Dates of Service: September 2022 - Present**

Mr. Qiu has served as our Senior Vice President, Secretary and as a Director since September 2022. Mr. Qiu has worked at Malwarebytes as a Product Marketing Manager since July 2019 to present. Prior to that, he led product launch teams at Nokia, McAfee, and Malwarebytes as well as launching Mearview, an Augmented Reality startup that combined computer vision and machine learning well ahead of its time.

Mr. Qiu's Business Experience for the Last Three Years

> Employer: Mivium, Inc.

> Employer's Principal Business: Semiconductor

> Title: Senior Vice President, Secretary and Director

> Dates of Service: September 2022 – present

> Responsibilities: Driving the Company's product vision as well as its technology strategy.

Education: Studied Electrical Engineering at UC Irvine without completing the degree.

Jim Qiu, Chief Product Officer   **Dates of Service: September 2022 - Present**

Mr. Qiu has served as our Chief Product Officer since September 2022. Mr. Qiu leads the entire design and development of our core intellectual property. He holds several patents and is an expert in the research and development production of 3rd generation semiconductor materials using solvent-fewer physical methods for preparing gallium nitride and other multi-metal compound materials. Previously, Mr. Qiu has led engineering teams at Intel and TriQuint on design, configuration, testing, installation, and commissioning of PC-based factory automation systems for wafer processing and manufacturing facilities at ILS. Mr. Qiu also developed factory automation systems at Applied Materials and etch systems for wafer processing at Lam Research. Mr. Qiu has been self-employed for the past 5 years where he focused on the development of patents for the manufacturing of the next generation of semiconductor materials. Mr. Qiu earned a Master of Science in Electrical and Computer Engineering from the University of Missouri, Columbia in 1988. He obtained a Bachelor of Science in Electrical Engineering from Anhui University in1985.

Mr. Qiu's Business Experience for the Last Three Years

Employer: Mivium, Inc.

Employer's Principal Business: Semiconductor

Title: Chief Product Officer

Dates of Service: September 2022 – present

Responsibilities: Lead and manage the design and development of core intellectual property.

Education: Master of Science in Electrical and Computer Engineering from the University of Missouri, Columbia; Bachelor of Science in Electrical Engineering from Anhui University.

Ginetto Addiego, Chief Operating Officer   **Dates of Service: March 2024 - Present**

Dr. Addiego has served as our Chief Operating Officer since March 2024. Dr. Addiego is an expert in supply chain resiliency who has led entire organizations as head of operations for some of the world's most successful semiconductor companies, he now leads Mivium's execution framework. Previously he was SVP and Head of Corporate Operations at Applied Materials, the world's largest supplier of semiconductor equipment. Dr. Addiego was also COO and President Ultra Clean Technology to develop and supply critical subsystems, components, parts, and services for the semiconductor industry while holding world-wide responsibility for all performance aspects of the company (P&L) including eight manufacturing facilities across US and Asia. Prior to being acquired by Lam Research, he also led global operations for Novellus, a key supplier of equipment, services, and software to enable the manufacturing of semiconductor chips.

Dr. Addiego's Business Experience for the Last Three Years

Employer: Mivium, Inc.

Employer's Principal Business: Semiconductor

Title: Chief Operating Officer

Dates of Service: March 2024 – present

Responsibilities: Lead and manage operations.

Employer: Applied Materials

Employer's Principal Business: Semiconductor

Title: Senior VP Corporate Engineering, Quality and Operations

Dates of Service: April 2014 – Jan 2023

Responsibilities: Lead and manage global operations, engineering and strategic planning.

Education: Ph.D. in Electrical Engineering from the University of California, Berkeley.

Chandra Deshpandey, Chief Technology Officer   **Dates of Service: March 2024 - Present**

Dr. Deshpandey has served as our Chief Technology Officer since March 2024. Dr. Deshpandey leads Mivium's technology execution and brings with him 40+ years of experience and knowledge building world-class innovative new products in a complex environment from concept to production within budget and on time. Recognized as an expert in semiconductor processes and materials science, Dr. Deshpandey has extensive experience in deposition (PVD, CVD, ALD, ETCH) systems, ceramics, coatings, thin-films, tools, lasers, and semiconductor device technologies. He has started and exited two companies: Angstrom systems Inc., with funding from Intel capital and KLA Tencor to develop an atomic layer deposition (ALD) process and system; and RF Arrays to design and manufacture microwave front-end chips and wireless communication and control systems. Dr. Deshpandey also worked as professor at the Department of Materials Science, UCLA.

Dr. Deshpandey's Business Experience for the Last Three Years

Employer: Mivium, Inc.

Employer's Principal Business: Semiconductor

Title: Chief Technology Officer

Dates of Service: March 2024 – present

Responsibilities: Leads and manages development of technical systems and technology of the company.

Employer: Independent Consultant

Employer's Principal Business: Material Science

Title: Independent Technology & Management Consultant

Dates of Service: January 2021 – present

Responsibilities: Consult with companies in energy & power, SAAS, machine-learning, semiconductors, and materials technology.

Education: Ph.D. in Material Science and Thin Films from the University of Sussex.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the name and ownership level of each person, as of the date of this Annual Report, that is the beneficial owner of more than 20% or more of our outstanding voting equity securities, calculated on the basis of voting power. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of our shares if such person or any member of such group has the right to acquire a number of our shares within sixty days of the date hereof.

Name of Beneficial Owner	Shares beneficially owned as of the date of this Annual Report [1]	
	Shares	%
Eric Tsai, Chief Executive Officer, President, and Director	45,733,333	16.58
Rick Qiu, Senior Vice President, Secretary, and Director	45,733,333	16.58
Jim Qiu, Chief Product Officer	67,700,000	24.54
Ginetto Addiego, Chief Operating Officer [2]	20,000,000	7.25
Chandra Deshpandey, Chief Technology Officer [3]	20,000,000	7.25
All directors and executive officers as a group (5)	199,166,666	72.20

(1) Based on 275,827,733 shares issued and outstanding as of the date of this annual report but excluding the number of shares of common stock or preferred stock that may become issuable upon the conversion of outstanding SAFE securities.

(2) Ginnetto Addiego beneficially owns the 20,000,000 shares issued to Calabrian Capital LLC for services provided by Ginnetto as our Chief Operating Officer. See "*Current Relationships and Related Party Transactions*" for more information.

(3) Chandra Deshpandey beneficially owns the 20,000,000 shares issued to CVD Enterprise LLC for services provided by Chandra as our Chief Technology Officer. See "*Current Relationships and Related Party Transactions*" for more information.

CURRENT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of any transaction since the beginning of the our last fiscal year, or any currently proposed transaction, to which we are or will be a party to and the amount involved exceeds five percent of the aggregate amount of capital raised under Regulation Crowdfunding during the preceding 12-month period, inclusive of any amount we seek to raise under any active Regulation Crowdfunding Offering, in which any of our directors or officers; any person who is the beneficial owner of 20% or more of our outstanding shares, calculated on the basis of voting power; any of our promoters; or any immediate family member of any of the foregoing persons, had or is to have a direct or indirect material interest:

- Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with Elite Turner, Inc., a company owned by Eric Tsai, our Chief Executive Officer, President and a member of our board of directors. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide various planning, marketing, branding and funding campaign support services. We agreed to pay Mr. Tsai a monthly fee of $10,000 for the performance of his services. All fees for Mr. Tsai's services for the period ended December 31, 2022 were unpaid and accrued.

- On September 26, 2022, as a function of our founding, we entered into a stock purchase agreement at par value with Jim Qiu, our Chief Product Officer, where Mr. Qiu purchased 67,700,000 shares of our common stock in exchange for $6,770.

- On September 26, 2022, as a function of our founding, we entered into a stock purchase agreement at par value with Eric Tsai, our Chief Executive Officer and President, where Mr. Tsai purchased 45,733,333 shares of our common stock in exchange for $4,573.33.

- On September 26, 2022, as a function of our founding, we entered into a stock purchase agreement at par value with Rick Qiu, our Senior Vice President, Secretary, and Director, where Mr. Qiu purchased 45,733,333 shares of our common stock in exchange for $4,573.33.

- On February 19, 2023, we entered into a Media Services and Advisory Agreement with CDMG. Under the agreement, CDMG will offer advisory services in connection with our offerings for capital raises including introductions to professional consultants and financial publishing institutions who have expertise with fundraising. In addition, CDMG will advise us with respect to investment materials and communications. The term of the agreement is one year. As consideration for these services, we have agreed to pay CDMG $1,000,000 in scheduled payments as outlined in the agreement. In addition, we agreed to issue CDMG 0.75% of our outstanding common shares at the date of this agreement, or 1,250,000 shares. The shares are to be issued in scheduled amounts as outlined in the agreement.

- On December 15, 2023, we entered into a separation agreement and release with GoBig dba OnDemand Business Software, Inc., or GoBig, a California Corporation whose President, Derek Cahill, was our former Chief Operations Officer, Treasurer and Director, to terminate GoBig's professional services agreement and any other services provided to the Company and to terminate Mr. Cahill's positions with the Company. Pursuant to the agreement, in full and final settlement of all amounts owed to GoBig as a result of GoBig's professional services agreement, we agreed to pay GoBig a sum of one hundred thousand dollars ($100,000) within twelve (12) months of our fundraising in 2024.

- On March 1, 2024, we entered into a consulting agreement with Calabrian Capital LLC, a California limited liability company, or Calabrian, and Ginetto Addiego, to engage Calabrian to provide consulting services to us. As part of the engagement, we appointed Mr. Addiego as our chief operating officer for no consideration other than the consideration to be provided to Calabrian pursuant to and subject to the terms and conditions set forth in the consulting agreement. In consideration for Calabrian's services rendered, we agreed to pay Calabrian an annual base amount of $150,000. As a part of compensation, we also granted Calabrian a restricted stock award of 20,000,000 shares of our common stock. The compensation also includes certain annual equity retention and milestone bonuses (as defined in the consulting agreement). The consulting agreement incorporates standard provisions, including but not limited to, termination, indemnification, non-disclosure, confidentiality, and other provisions that are customary and consistent with agreements of this nature.

- On March 1, 2024, we entered into a consulting agreement with CVD Enterprises LLC, a California limited liability company, or CVD, and Chandra Deshpandey, to engage CVD to provide consulting services to us. As part of the engagement, we appointed Mr. Deshpandey as our chief technology officer for no consideration other than the consideration to be provided to CVD pursuant to and subject to the terms and conditions set forth in the consulting agreement. In consideration for CVD's services rendered, we agreed to pay CVD an annual base amount of $300,000. As a part of compensation, we also granted CVD a restricted stock award of 200,000 shares of our common stock. The compensation also includes certain annual equity retention and milestone bonuses (as defined in the consulting agreement). The consulting agreement incorporates standard provisions, including but not limited to, termination, indemnification, non-disclosure, confidentiality, and other provisions that are customary and consistent with agreements of this nature.

- On March 1, 2024, our Chief Executive Officer, Eric Tsai, made several loans to the Company since its inception to fund the Company's essential and critical operations, totaling $333,994.70 as of the date of this Offering Statement, which amount is currently outstanding. In light of these outstanding loans, on March 1, 2024, the Company issued to Mr. Tsai a Convertible Grid Promissory Note, with future loan amounts and repayments of any loans to be reflected in the Schedule to such Grid Note in accordance with its term. As of the date of this Annual Report, the principal amount outstanding plus accrued but unpaid interest is $313,994.70.

- On March 20, 2024, we entered in an agreement and plan of merger with Proto Materials, LLC, a Delaware limited liability company, or Proto, an entity owned and controlled by Jim Qiu, our Chief Technology Officer, pursuant to which Proto merged with and into the Company, with the Company acquiring all assets, rights, and properties of Proto and the Company continuing as the surviving corporation. We filed a certificate of merger with the State of Delaware on March 25, 2024.

- On February 7, 2024 Mivium, Inc., a Delaware corporation, entered into a Stock Option Agreement with Sidhartha Bahuguna, under which the Company granted him a non-qualified stock option to purchase 500,000 shares of its Common Stock at an exercise price of $0.10 per share, with the option expiring two years from the Grant Date. The option is fully vested on the effective date thereof and was granted pursuant to the Company's 2024 Equity Incentive Plan. The Option was granted in lieu of the $50,000 owed to Mr. Bahuguna as compensation for consulting services provided under the Consulting Services Agreement dated February 1, 2023.

- On December 16, 2024, we issued a Convertible Grid Promissory Note to Rick Qiu, our Senior Vice President and Secretary, in connection with loans he made to the Company for legal and administrative work. The note had an initial principal balance of $39,747.51, accruing interest at a rate of 5% per annum, and maturing on December 16, 2026. As of the date of this Annual Report, the principal amount outstanding plus accrued but unpaid interest is $39,747.51.

- On December 16, 2024, our Board approved our grant of an annual cash bonus of $30,000 to Rick Qiu, our Senior Vice President and Secretary. This bonus was paid in recognition of Mr. Qiu's efforts on behalf of our business.

- On December 16, 2024, our Board approved our grant of an annual cash bonus of $48,000 to Jim Qiu, our Chief Product Officer. This bonus was paid in recognition of Mr. Qiu's efforts on behalf of our business.

Except as set forth below, there are no other relationships between our directors and executive officers, or significant shareholders:

- Jim Qiu and Rick Qiu are father and son, respectively.

The following is a summary of the important terms of our authorized capital stock, including the shares. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws.

DESCRIPTION OF OUR SHARES

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this Annual Report, a total of 274,577,733 shares of our common stock and no shares of our preferred stock are issued and outstanding. The number of shares of capital stock outstanding does not include shares of common stock or preferred stock that may become issuable upon the conversion of outstanding SAFE securities or other securities that are outstanding that may be convertible into, or exercisable or exchangeable for, our common stock or preferred stock.

Common Stock

The holders of our common stock, which we refer to in this Annual Report as the shares, and each individually as a share, are entitled to one vote per share held of record on all matters submitted to a vote of the shareholders, provided, however, that, except as otherwise required by law, holders of our shares, shall not be entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation (including any certificate of designations relating to any series of Preferred Stock) or pursuant to the Delaware General Corporate Law. Our directors are elected by a plurality of votes, and our shareholders do not have cumulative voting rights.

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our shares are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution, or winding up, holders of our shares will be entitled to share ratably in the net assets legally available for distribution to our shareholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock. If we issue any shares of preferred stock in the future, such shares of preferred stock may entitle the holders thereof to a preference in the payment of amounts owed to them in the event of a liquidation or dissolution such that investors in this offering may not receive as large portion of or any of the assets, including any cash, to be distributed in liquidation or dissolution of our business, if any. We do not expect to declare any dividends for the foreseeable future and may never declare dividends.

Our shares do not have preemptive, conversion, or subscription rights, and there is no redemption or sinking fund provisions applicable to the shares. Further, the rights, preferences, and privileges of our shareholders are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate from time to time. Our shares do not have anti-dilution rights, rights of first refusal, or co-sale rights associated therewith, which means that corporate actions, including additional issuances of securities, issuer repurchases or redemptions of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that you may eventually have via your investment in our shares. Further, if future issuances of shares or securities convertible into shares are accomplished at a lower valuation than the valuation used for your Shares in this offering, for example, a down round, then your valuation will remain the same as you have no price based anti-dilution protection and do not have the right to participate in any future offerings of our equity securities or shares.

We may not alter the rights associated with the shares without the consent of a majority of the shareholders. Notwithstanding the foregoing, if our principal shareholders exercise their voting rights, then you will have no ability to override such votes as a minority investor in our business. In effect, you will have no ability to influence our policies or any other corporate matters.

Drag Along Rights

The subscription agreement for the offering contains a drag along right that gives the holders of a majority of the outstanding Common Stock a right to force the holders of Common Stock to participate in a sale of the company on terms negotiated by the holders of the Common Stock. This right includes the right to cause the holders of Common Stock to sign all requisite transaction documents relating to the sale of the company and grants any officer of the company a power of attorney to sign on behalf of the holders of Common Stock if they fail to sign within the requisite time periods.

Transferability

Shares purchase in the 2024-2025 Reg CF Offering may not be transferred during the one-year period beginning when the shares were issued, unless such shares are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the SEC; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

For purposes of these restrictions, you should note that the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller of our shares reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. You should also note that the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter- in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships, and the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock, and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Indebtedness

Except as described in "*Current Relationships and Related Party Transactions*", we do not have any indebtedness.

Transfer Agent

The transfer agent and registrar for the shares is Colonial Stock Transfer Company, Inc., 7840 S 700 E, Sandy, UT 84070, 801-355-5740.

Three-Year History of Exempt Offerings

Except as set forth in "*Current Relationships and Related Party Transactions*", we have conducted the following offerings of our securities pursuant to exemptions from the registration requirements of the Securities Act:

- We commenced our 2024–2025 Regulation Crowdfunding Offering on September 30, 2024. The offering contemplated a minimum of 200,000 shares, at $0.10 per share, for gross proceeds of $20,000 and a maximum of 50,000,000 shares for gross proceeds of $5,000,000. The offering terminated on April 18, 2025, following a final closing in which we raised the maximum offering amount specified in our Offering Statement. Under our agreement with the Intermediary, we are obligated to pay a commission equal to 7% of the gross proceeds, a one-time due diligence fee of $40,000, and to issue shares equal to 7% of the total shares sold in the offering. As we raised the maximum amount, the Intermediary is entitled to 3,500,000 shares as part of its compensation.

- During the period from November 9, 2022 through April 2024, we entered into and issued Simple Agreements for Future Equity ("**SAFEs**") to certain accredited investors raising a total of $1,343,330 with a valuation cap at $15 million and a discount of 25%. The SAFE securities are convertible into approximately 17,911,067 shares of common stock upon the consummation of this offering assuming the maximum number of shares have been sold.

Mivium, Inc. 2024 Equity Incentive Plan

On March 22, 2024, our Board approved and a majority of our shareholders ratified, the Mivium, Inc. 2024 Equity Incentive Plan. Under this plan we can issue options (incentive stock options and nonqualified stock options), restricted stock and restricted stock units. A total of 65,000,000 shares of our common stock are reserved for issuance under this plan.

The information presented below should be read in conjunction with the unaudited financial statements of Mivium, Inc. which are attached to this annual report as Exhibit D.

OUR FINANCIAL CONDITION

Results of Operations for the 12-month periods ended December 31, 2024 and 2023

Revenues and Cost of Revenues

We did not generate any revenues or incur any cost of revenues during the 12-month period ending December 31, 2024, as we are continuing to raise funds and develop our business and plan of operations.

Operating Expenses

For the year ended December 31, 2024, our operating expenses include marketing and general and administrative expenses related to the development of our business and plan for operations. Operating expenses were $1,198,552 and $378,715 for the years ended December 31, 2024 and 2023, respectively, an increase of $819,837 or 216%. Major operating expenses are described below:

- Consulting expense in the 2024 period was $904,588 compared to $185,000 in the 2023 period, an increase of $719,588. During the 2024 period, we engaged additional consultants to assist with the development of our business plan and plan of operations. These include consulting agreements with our Chief Operating Officer and our Chief Technology Officer, both of which accounted for a total of $511,100 of the 2024 total expense (including $136,000 of share-based expense). In addition, we had consulting agreements with our Chief Executive Officer, our Chief Products Officer and our major shareholder totaling $285,000 in expense. Finally, we engaged Tru Development for $75,000 to assist us in locating land for a manufacturing facility and in the negotiation of its purchase.

- Legal and accounting costs were $143,498 for the 2024 period compared to $142,762 for the 2023 period, a difference of $735. These expenses mainly relate to costs associated with assisting our Company with the preparation of its financial statements and in its fundraising efforts

- Rent expense was $42,500 in the 2024 period for the rental of a small research and development lab. There was no rent expense in the 2023 period.

- Research and development supplies were $35,867 for the 2024 period as we began research on the development of our products. We had no similar expense in the 2023 period.

- Travel and entertainment expense in the 2024 period was $18,151 compared to $13,896 in the 2023 period, an increase of $4,225. The increase is due to additional travel requirements related to the increase in our business development efforts.

- Depreciation expense was $14,056 for the 2024 period compared to $145 in the comparable period of 2023. The increase was the result of the purchase of fixed assets in connection with our research and development facility.

Other Income / Expense

Interest expense was $29,137 for the 2024 period compared to $40,721 in 2023, a reduction of $11,584. The reduction was primarily the result of the conversion in 2024 of certain related party debt on which we had previously imputed interest at 10% per annum to notes bearing interest at 5% per annum. During the 2023 period, we also recorded a gain on extinguishment of debt in the amount of $11,229 resulting from a termination settlement agreement with a former officer.

Net loss

As a result of the cumulative effect of the factors described above, our net loss was $1,227,689 for the 2024 period, compared to $408,207 for the comparable 2023 period, an increase of $819,482 or 201%.

Liquidity and Capital Resources

We are highly dependent on the success of this Offering to meet our ongoing working capital needs and to fully execute our business plan. The maximum aggregate amount of this Offering will be required to fully implement our business plan. Historically, we have been funded through advances from our founding shareholders and the sale of our equity and debt securities, including convertible debt. In the event our proposed Offering is not successful, we will need to raise capital through alternative sources, such as a private placement of our equity or debt securities. However, we have not identified any potential source of alternative financing. There can be no guarantees that any such financing would become available to us. If we cannot raise additional proceeds via a private placement of our equity or debt securities, or secure a loan, we would be required to cease business operations. As a result, investors would lose all their investment.

Our cash of $2,048,898 as of December 31, 2024 compares to $106,440 as of December 31, 2023. Total assets of $2,168,702 as of December 31, 2024 compares to $1,036,626 as of December 31, 2023. Total assets as of December 31, 2023 contained deferred offering costs of $922,951 which were offset in the 2024 period against proceeds received from this Offering.

Related-party debt was $486,267 as of December 31, 2024 compared to $346,267 as of December 31, 2023, an increase of $140,000. The increase was primarily from advances made by our Chief Executive Officer.

During the year ended December 31, 2024, we received gross proceeds from this Offering totaling $2,734,287 from the sale of 27,342,866 shares at $0.10 per share. After deducting direct offering costs paid to Equifund CF and the escrow agent, we received proceeds in the amount of $2,468,721 through December 31, 2024. Subsequent to December 31, 2024, our Company completed the Offering. Total shares sold in the Offering were 50,000,000 shares at $0.10 per share for total gross proceeds of $5,000,000.

During the year ended December 31, 2024, we issued additional SAFE instruments for proceeds of $155,000. This brought our total SAFE liability to $1,343,330 as of December 31, 2024. Subsequent to December 31, 2024, the SAFE Instruments discussed in Note 6 were converted into 17,911,067 shares of our common stock, all in accordance with the provisions of the SAFE agreements resulting from our Company's equity financing.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024 or 2023.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors. During the years ended December 31, 2024 our capital expenditures were $122,862, mainly in connection with fixed assets for our research and development facility. For the year ended December 31, 2023, our capital expenditures were $1,205 for office equipment.

Material Changes and Other Information

Merger with Proto Materials, LLC

On March 20, 2024, we entered in an agreement and plan of merger with Proto Materials, LLC, a Delaware limited liability company, or Proto, an entity owned and controlled by Jim Qiu, our Chief Technology Officer, pursuant to which Proto merged with and into the Company, with the Company acquiring all assets, rights, and properties of Proto and the Company continuing as the surviving corporation. We filed a certificate of merger with the State of Delaware on March 25, 2024.

Trends and Uncertainties

Potential investors should consider whether our business plan can be achieved within the estimated time frame set forth in this Offering Statement. Any delays or cost overruns may require us to secure additional financing, and our ability to continue as a going concern depends on generating funds from this financing and future financings, neither of which can be assured.

OTHER MATERIAL INFORMATION

None of the persons involved with our company have been convicted within the past 10 years (or five years for issuers, their predecessors, and affiliated issuers) of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities. Additionally, no such person is subject to any order, judgment, or decree of any court of competent jurisdiction, entered within the last five years, that restrains or enjoins them from engaging in any conduct in connection with the purchase or sale of any security, involving the making of any false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities.

No individual associated with our company is subject to a final order of a state securities commission, state banking or credit union authority, state insurance commission, an appropriate federal banking agency, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the person from association with an entity regulated by such authorities, from engaging in the business of securities, insurance, or banking, or from engaging in savings association or credit union activities. Furthermore, no such person is subject to any final order based on a violation of law or regulation prohibiting fraudulent, manipulative, or deceptive conduct that was entered within the last 10 years. None of our affiliated persons are subject to any order of the Commission entered under Section 15(b) or 15B(c) of the Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes their registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal; places limitations on their activities, functions, or operations; or bars them from being associated with any entity or participating in the offering of any penny stock.

Furthermore, no such person is subject to any order of the Commission entered within the last five years that orders them to cease and desist from committing or causing a violation of any scienter-based anti-fraud provision of the federal securities laws or Section 5 of the Securities Act. No person associated with our company has been suspended or expelled from membership in, or barred from association with a member of, a registered national securities exchange or registered national or affiliated securities association for any act inconsistent with just and equitable principles of trade.

None of our affiliated persons have filed, as a registrant or issuer, or been named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within the last five years, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. Additionally, no such person is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

Finally, no person associated with our company is subject to a United States Postal Service false representation order entered within the last five years or is currently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

[*End of Annual Report; Exhibits Follow*]

EXHIBIT A

Financial Statements

(*See Attached*)

Principal Executive Officer's Certification

Of

The Unaudited Financial Statements of Mivium, Inc. for the Years Ended December 31, 2023 and 2024

I, Eric Tsai, Principal Executive Officer of Mivium, Inc., hereby certify that the following unaudited financial statements of Mivium, Inc. included in the Annual Report on Form C-AR are true and complete in all material respects.

/s/ Eric Tsai
Principal Executive Officer
Mivium, Inc.

Dated: April 30, 2025

[*Unaudited Financial Statements Follow*]

MIVIUM, INC.
BALANCE SHEETS
(in U.S. Dollars)
UNAUDITED

	December 31, 2024		December 31, 2023	
ASSETS				
Current assets:				
Cash	$	2,048,898	$	106,440
Prepaid expense		4,938		6,175
Deferred offering costs		—		922,951
Total current assets		2,053,836		1,036,626
Non-current assets:				
Equipment, net		109,866		1,060
Security deposit		5,000		—
Total assets	$	2,168,702	$	1,036,626
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable and accrued liabilities	$	446,213	$	75,419
SAFE liability		1,343,330		1,188,330
Due to related parties – interest bearing		463,742		—
Due to related parties – non-interest bearing		22,525		346,267
Total current liabilities		2,275,810		1,610,016
Non-current liabilities:				
Account payable to consultant		100,000		100,000
Total non-current liabilities		100,000		100,000
Total liabilities		2,375,810		1,710,016
Stockholders' Deficit				
Common stock, par value $0.0001; 500,000,000 shares authorized, 206,666,666 and 166,666,666 shares issued and outstanding as of December 31, 2024 and 2023, respectively		20,667		16,667
Common stock to be issued, 27,342,866 shares at December 31, 2024		2,734		
Additional paid-in capital		1,691,486		4,249
Accumulated deficit		(1,921,995)		(694,306)
Total Stockholders' Deficit		(207,108)		(673,390)
Total Stockholders' Deficit and Liabilities	$	2,168,702	$	1,036,626

See accompanying notes to the unaudited financial statements.

MIVIUM, INC.
STATEMENTS OF OPERATIONS
(in U.S. Dollars)
UNAUDITED

	For the Twelve Months Ended December 31, 2024	For the Twelve Months Ended December 31, 2023
Operating expenses:		
Marketing	$ 310	$ 14,180
General and administrative		
Consulting (includes share-based expenses of $136,000 and zero for the years ended December 31, 2024 and 2023, respectively)	904,588	185,000
Legal and accounting	143,498	142,763
Rent	42,500	—
Research and development lab supplies	35,867	—
Travel and entertainment	18,151	13,896
Depreciation	14,056	145
Others	39,582	22,731
Total operating expenses	1,198,552	378,715
Operating loss	(1,198,552)	(378,715)
Other income (expense)		
Interest expense	(29,137)	(40,721)
Gain on extinguishment of debt	—	11,229
Total other income (expense)	(29,137)	(29,492)
Loss before provision for income taxes	(1,227,689)	(408,207)
Provision (benefit) for income taxes	—	—
Net loss	$ (1,227,689)	$ (408,207)
Weighted average common shares – basic and diluted	166,666,667	166,666,667
Loss per weighted average common share – basic and diluted	$ (0.00)	$ (0.00)

See accompanying notes to the unaudited financial statements.

MIVIUM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(in U.S. Dollars)
UNAUDITED

	Common Stock - Issued		Common Stock – to be Issued		Subscription Receivable	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' (Deficit)
	Shares	Amount	Shares	Amount				
Balance – January 1, 2023	166,666,666	$ 16,667		$	$ (250)	$ 10,029	$ (286,099)	$ (259,653)
Common control acquisition of Proto Materials LLC	—	—			—	(46,501)	—	(46,501)
Proceeds from subscription receivable					250			250
Fair value adjustment on origination of liability below market interest rates	—	—			—	40,721	—	40,721
Net loss	—	—			—	—	(408,207)	(408,207)
Balance – December 31, 2023	166,666,666	16,667	—	—	—	4,249	(694,306)	(673,390)
Share issued for services	40,000,000	4,000	—	—	—	132,000	—	136,000
Shares issued for cash net of offering costs – to be issued	—	—	27,342,866	2,734	—	1,543,036	—	1,545,770
Fair value adjustment on origination of liability below market interest rates	—	—	—	—	—	12,201	—	12,201
Net loss	—	—	—	—	—	—	(1,227,689)	(1,227,689)
Balance – December 31, 2024	206,666,666	$ 20,667	27,342,866	$ 2,734	$ —	$ 1,691,486	$ (1,921,995)	$ (207,108)

See accompanying notes to the unaudited financial statements.

MIVIUM, INC.
STATEMENTS OF CASH FLOWS
(in U.S. Dollars)
UNAUDITED

	For the Twelve Months Ended December 31, 2024	For the Twelve Months Ended December 31, 2023
Cash flows from operating activities:		
Net loss	$ (1,227,689)	$ (408,207)
Adjust net loss for items not involving cash:		
Share-based expense for services	136,000	—
Gain on extinguishment of debt	—	(11,229)
Fair value adjustment on origination of liability below market interest rates	12,021	40,721
Depreciation	14,056	145
Changes in non-cash working capital items:		
Deferred offering costs	922,951	(922,951)
Prepaid expenses	1,236	(6,175)
Security deposit	(5.000)	—
Accounts payable and accrued liabilities	370,795	175,157
Net cash used in operating activities	224,550	(1,132,538)
Cash flows from investing activities:		
Purchase of fixed assets	(122,862)	(1,205)
Net cash used in investing activities	(122,862)	(1,205)
Cash flows from financing activities:		
Proceeds from sale of common shares, net of direct offering costs	2,468,721	—
Deferred offering costs	(921,951)	—
Proceeds from SAFE securities	155,000	1,088,330
Proceeds from subscription receivable		250
Advances from related parties	140,000	44,319
Net cash provided by financing activities	1,840,770	1,132,899
Change in cash for the period	1,942,458	(844)
Cash, beginning of year	106,440	107,284
Cash, end of year	$ 2,048,898	$ 106,440
Supplemental disclosures of cash flow information		
Interest paid	$ —	$ —
Income tax paid	$ —	$ —

See accompanying notes to the unaudited financial statements.

MIVIUM, INC.
NOTES TO FINANCIAL STATEMENTS
UNAUDITED

1. Organization and Business

Organization and Business

Mivium, Inc. was incorporated on July 1, 2022 under the laws of the State of Delaware. Under our Articles of Incorporation as of December 31, 2023, we are authorized to issue 210,000,000 shares of common stock. As of December 31, 2023, our issued and outstanding shares totaled 166,666,666, all of with are owned by our Founders. Our largest stockholder as of December 31, 2023 is Proto Materials, LLC ("Proto") and our relationship with Proto is discussed below. Proto's sole owner and his son own 113,433,333 of our common shares as of December 31, 2024 representing approximately 55% of issued shares outstanding at that date. Our year end is December 31.

On March 21, 2024, we amended our Articles of Incorporation to increase our authorized common shares to 500,000,000 and to allow for the issuance of 50,000,000 shares of preferred stock. See Note 8.

We are in the business of developing high quality advanced semiconductor materials by utilizing our patented process to manufacture and distribute such materials. As a material science company aimed at sustainability, we have distinctive technological approaches to deliver the next generation of semiconductors that are ethically manufactured without any pollution, non-toxic, with superior quality and particle uniformity.

We strive to deliver innovative deep tech solutions by unlocking the true potential of material science. Our mission is to meet the current and future needs of society by delivering innovative next generation material-based solutions to improve the everyday quality of life. We do this by developing platform materials that enable groundbreaking technology to solve some of the world's toughest challenges towards a more sustainable future. With materials, especially platform materials, being the backbone and source of prosperity of an industrial society, we are focused on sustainability and clean tech to develop the next generation sustainable semiconductor platforms for gallium nitride or GaN, aluminum gallium nitride or AlGaN, aluminum nitride or AlN along with other wide bandgap or WBG, photonic, spintronic, and quantum materials.

Merger with Proto Materials, LLC ("Proto")

On May 1, 2023, we entered into an Exclusive Patent License Agreement ("Patent Agreement") with Proto Materials, LLC ("Proto"), our largest stockholder. Proto is the owner of certain patent rights and know-how that will allow us to produce and market our semiconductor products ("Licensed Products") worldwide. See Note 4 for more information concerning the Patent Agreement.

On March 20, 2024, we finalized a merger with Proto Materials. Under the Merger Agreement, Proto merged with and into our Company wherein we acquired all the assets, rights and properties of Proto and assumed all Proto's debts, liabilities, and obligations as set forth in the Merger Agreement with our Company continuing as the surviving corporation. Given the common ownership of both companies, the Merger is being accounted for as a reorganization under common control and the transfer of assets and liabilities of Proto were made at their carrying values. The amount of net liabilities transferred in the March 20, 2024 merger was $47,873.

Crowdfunding Offering

On September 4, 2024, we entered into a Posting Agreement for Crowdfunding Securities Offering (the "Offering") with Equifund Crowd Funding Portal Inc. ("Equifund CF"). Under the agreement, Equifund CF will act as our exclusive intermediary fund portal in connection with the Offering, providing the online funding platform allowing us to post offering materials market the offer to sell shares of our common stock to investors. The shares of our common stock being offered are not registered with the Securities and Exchange Commission. The Offering is being made on a best-efforts basis, offering a total of 50,000,000 common shares at $0.10 per share for a maximum amount of $5,000,000. As compensation for their services, we have agreed to pay Equifund CF at each closing seven percent (7%) of the gross amount raised and seven percent (7%) of the securities sold.

During the year ended December 31, 2024 we received gross proceeds from the Offering totaling $2,734,287 from the sale of 27,342,866 shares at $0.10 per share. After deducting direct offering costs paid to Equifund CF and the escrow agent, we received proceeds in the amount of $2,468,721 through December 31, 2024. Subsequent to December 31, 2024, our Company completed the Offering. Total shares sold in the Offering were 50,000,000 shares at $0.10 per share for total gross proceeds of $5,000,000.

2.   Summary of Significant Accounting Policies

Basis of Presentation

We have prepared the accompanying unaudited financial statements in conformity with generally accepted accounting principles in the United States of America pursuant to the rules and regulations of the United States Securities and Exchange Commission ("SEC").

Going Concern Considerations

The accompanying unaudited financial statements contemplate continuation of our Company as a going concern. We have no revenues, have incurred a net loss, and have an accumulated deficit of $1,921,995 as of December 31, 2024. There is uncertainty whether our capital needs over the next 12 months can be met and, as a result, there is reasonable doubt about our ability to continue as a going concern for one year from the date of this report. If we are unable to obtain adequate capital to meet our working capital needs, we could be forced to cease operations.

The continuation of our Company as a going concern is dependent upon continued financial support from our stockholders, the ability to raise equity or debt financing, and the attainment of profitable operations from any future business we may acquire. There are no assurances that we will be successful in obtaining sufficient capital to continue as a going concern. The accompanying unaudited financial statements do not include any adjustments that might be necessary if our Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all short-term investments readily convertible to cash, without notice or penalty, with an initial maturity of 90 days or less to be cash equivalents. Our cash balances as of December 31, 2024 and 2023 were $2,048,898 and $106,440, respectively.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of our Company. Unobservable inputs are inputs that reflect our Company's assumptions about the factors that market participants would use in valuing the asset or liability. The fair value hierarchy consists of the following three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs other than quoted prices included in Level 1 that are observable in the marketplace either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 — Unobservable inputs which are supported by little or no market activity.

For assets and liabilities, such as cash and accounts payable/accrued liabilities maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair Value Hierarchy of liabilities that are recognized and measured at fair value in the unaudited financial statements as of December 31, 2023 and 2022 (level 3 inputs are not applicable) are as follows:

	Fair Value Measurement Using	
	Level 1	Level 2
DECEMBER 31, 2024		
LIABILITIES		
Due to related party – recognized at fair value [1]	$ —	$ 62,272
DECEMBER 31, 2023		
LIABILITIES		
Due to related party – recognized at fair value [1]	$ —	$ 346,267

_____

(1) The amounts due to related parties contain no interest provision and we calculated interest at our current incremental borrowing rate. As a result, during the twelve months ended December 31, 2024 and 2023, we recorded gains on origination of financial liabilities in the amounts of $12,201 and $40,721, respectively. The amounts were reflected in additional paid-in capital because of the related party relationships.

(2) During the year ended December 31, 2024, we executed a note payable to our CEO for amounts owed to him at the time of $363,995. This note payable bears interest at the rate of 5% per annum.

Financial risk factors

As of December 31, 2023, we believe our activities do not expose us to any market, credit or liquidity risk.

Deferred Offering Costs

We account for deferred offering costs in accordance with SEC Staff Accounting Bulletin Topic 5A, *Expenses of Offering*. Deferred offering costs consist of underwriting, legal, accounting, and other expenses incurred through the balance sheet date that are directly related to our offering agreement described in Note 1. Deferred offering costs were charged to stockholders' equity upon the receipt of funds from the offering.

Income Taxes

We account for income taxes in accordance with ASC 740 - *Income Taxes*, which requires us to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carry forwards. Tax law and rate changes are reflected in income in the period such changes are enacted. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. We include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes.

Our income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. While we believe we have appropriate support for the positions taken on our tax returns, we regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

Net Income/Loss Per Share

We compute net income (loss) per share in accordance with ASC 260, *Earnings per Share*. ASC 260 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. Diluted EPS excludes all potential dilutive shares if their effect is anti-dilutive. As of December 31, 2024 and 2023, we had no dilutive common shares.

The table below presents the computation of basic and diluted net loss per share for the twelve months ended December 31, 2024 and 2023:

	2024	2023
Numerator:		
Net loss	$ (1,227,689)	$ (408,207)
Denominator:		
Weighted average common shares outstanding — basic	199,999,999	166,666,666
Dilutive common stock equivalents	—	—
Weighted average common shares outstanding — diluted	199,999,999	166,666,666
Net loss per share:		
Basic and diluted	$ (0.00)	$ (0.00)

New Accounting Pronouncements

We have reviewed all accounting pronouncements recently issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC and have determined that they are either not applicable or are not believed to have a material impact on our present or future financial statements.

3.   **Equipment, net**

Equipment, net consists of the following as of December 31, 2024 and 2023:

	2024	2023
Research and development lab equipment	$ 122,862	$ —
Office equipment	1,205	1,205
Subtotal	124,067	1,205
Less accumulated depreciation and amortization	(14,201)	(145)
Net	$ 109,866	$ 1,060

During the years ended December 31, 2024 and 2023, we recorded depreciation expense of $14,056 and $145, respectively.

4.   **Patent Agreement**

As stated in Note 1, on May 1, 2023 we entered into the Patent Agreement with Proto, the owner of certain patent rights and know-how for the development of materials to use in the production of advanced semiconductors and other similar products ("Licensed Products"). Under this agreement Proto granted Mivium an exclusive, worldwide, royalty-free, perpetual, transferable, sublicensable license in consideration for equity interests in Mivium previously issued to Proto. The license allows Mivium to make, have made, use, offer for sale, sell and import the Licensed Products, all as specified in the Patent Agreement. As stated in Note 1, we are in the process of raising capital to be used to construct or acquire a manufacturing facility which will produce the "Licensed Products".

5.   **Related Party Transactions**

Due to Related Parties

As of December 31, 2024 and 2023, our indebtedness to related parties was as follows:

	2024	2023
Interest bearing:		
Elite Turner, Inc.	$ 423,995	$ —
Rick Qiu. Chief Products Officer ("CPO")	39,747	—
Total	$ 463,742	$ —
Non-interest bearing:		
Elite Turner, Inc.	$ —	$ 283,995
Rick Qui, Chief Products Officer ("CPO")	—	39,747
Jim Qui, owner of Proto	10,000	10,000
Mivium Industries	12,525	12,525
Total	$ 22,525	$ 346,267

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with Elite Turner, Inc., a company owned by Eric Tsai, our CEO. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide various planning, marketing, branding and funding campaign support services. We agreed to pay Mr. Tsai a monthly fee of $10,000 for the performance of his services. On March 21, 2024, the amounts owed to Elite Turner were converted to a note payable, with interest at 5% per annum. During the year ended December 31, 2024, Elite Turner advanced $140,000 to our Company. In addition, we recorded interest expense of $15,845 owing to Elite Turner under the note payable during the twelve-month period. The agreement with Elite Turner was terminated effective September 30, 2024. Effective October 1, 2024, we entered into a Consulting Agreement with Upside Consulting Group LLC, a company also owned by Eric Tsai. See Note 7 for more detail.

Effective April 1, 2022, we entered into a pre-incorporation Consulting Services Agreement with GoBigWeb, dba OnDemand Business Software, Inc., a company owned by Derek Cahill, our then COO. The agreement is month-to-month and may be terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Cahill is to provide various services relating to financial strategy, operations, IT infrastructure, planning, marketing and online services. We agreed to pay Mr. Cahill a monthly fee of $10,000 for the performance of his services.

During the 2023 period, Mr. Cahill was terminated, and any amounts owed to GoBigWeb were transferred to accounts payable. On December 15, 2023, we entered into a Separation Agreement and Release with GoBigWeb and Mr. Cahill. Under the agreement, it was agreed by the parties that the total amount owed to GoBigWeb was $100,000 which shall be paid, without interest, no later than twelve months after our Company receives funding via our 2024 capital raise. As a result of this agreement, we recorded no consulting services expense for GoBigWeb in the 2023 period and also recorded a gain on extinguishment of debt in the 2023 period totaling $11,229. In addition, we have reflected the amount owed to GoBigWeb as a non-current liability on our December 31, 2024 and 2023 Balance Sheets.

On December 16, 2024, we issued a Convertible Grid Promissory Note to Rick Qiu, our Senior Vice President and Secretary, in connection with loans he made to the Company for legal and administrative work. The note had an initial principal balance of $39,747, accruing interest at a rate of 5% per annum, and maturing on December 16, 2026. Interest expense for the year ended December 31, 2024 was immaterial.

6. **SAFE Instrument**

During the periods ended December 31, 2024 and 2023, we issued convertible securities to accredited investors in exchange for $155,000 and $1,088,330 (the"Purchase Price"), respectively. The Securities are classified as Simple Agreement for Future Equity ("SAFE"). The SAFEs bear no interest. The SAFEs were issued with various Valuation Cap's and Discount Rates. Subsequent to December 31, 2023, all SAFEs have been reissued with a Valuation Cap of $15,000,000 and a Discount Rates of 75%.

Upon the occurrence of an equity financing before the expiration or termination of the SAFE instrument, our Company will automatically issue to the investor a number of shares of Safe Preferred Stock. The number of shares of Safe Preferred Stock will be derived by dividing the Purchase Amount by the higher of either: the Safe Price (price per share equal to Valuation Cap divided by Company Capitalization) or Discount Price (price per share of standard preferred stock sold in equity financing multiplied by Discount Rate.

Upon the occurrence of a liquidity event, which includes a change of control transaction like a sale of our Company or a public offering of our Company's common stock, including a public offering under Regulation A where at least $5 million in gross proceeds are raised, before the expiration or termination of the SAFE instrument, the investor will have two options. First, the investor may opt to receive a cash payment equal to the Purchase Amount, subject to the availability of funds. If there are insufficient funds, the available funds will be distributed pro rata among all the investors and receive shares of common stock for the remaining unpaid cash payment divided by Liquidity Price (price per share equal to Valuation Cap divided by Liquidity Capitalization). Second, if the investor fails to select the cash option, the investor will automatically receive a number of shares of common stock equal to the Purchase Amount divided by the Liquidity Price. However, in the case of a public offering, the investor will only have the option to receive shares of common stock equal to the Purchase Amount divided by the Liquidity Price.

In the event of a future dissolution event, we will pay the Investor an amount equal to the Purchase Price, which payment will be made prior and in preference to any distribution of any of our assets to holders of our common stock.

Based on our evaluation of the characteristics of the SAFEs, which contain both debt and equity-like features, we have determined that the SAFE securities should be classified as a liability. As such, we have reflected the carrying value of the SAFE securities as a current liability on our balance sheet upon issuance.

See Note 10 for further information.

7.   Agreements

Media Services Advisory Agreement

On February 19, 2023, we entered into a Media Services and Advisory Agreement with CDMG. Under the agreement, CDMG will offer advisory services in connection with our offerings for capital raises including introductions to professional consultants and financial publishing institutions who have expertise with fundraising. In addition, CDMG will advise us with respect to investment materials and communications. The term of the agreement is one year. As consideration for these services, we have agreed to pay CDMG $1,000,000 in scheduled payments as outlined in the agreement. In addition, we agreed to issue CDMG 0.75% of our outstanding common shares at the date of the agreement, or 1,250,000 shares. The shares are to be issued in scheduled amounts as outlined in the agreement. No shares have been issued to date.

During the twelve months ended December 31, 2023, we recorded deferred offering costs of $833,335 in connection with this agreement.

Consulting Agreements

See Note 5 for a description of the pre-incorporation Consulting Services Agreements with Elite Turner, Inc., a company owned by our CEO. This agreement was terminated effective September 30, 2024. During the year ended December 31, 2024, we recorded $90,000 in consulting expenses in connection with this agreement.

Effective March 1, 2023, we entered into a Consulting Services Agreement with Henry Tsai, the brother of our CEO. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Tsai is to provide services related to our plans to construct an operating facility including site acquisition and finance, pre-construction logistics and planning, and managing the site development through completion. We agreed to pay Mr. Tsai a minimum fee of $30,000 to be paid equally over a 10-month period. Mr. Tsai can also earn a bonus of up to $70,000 upon the achievement of certain benchmarks. On December 10, 2024, Mr. Tsai agreed to terminate this consulting agreement with no services having been provided and no amount being due him. No expense was recorded in the nine months ended September 30, 2024 in connection with this agreement.

Effective April 24, 2023, we entered into a Consulting Services Agreement with Omar Gadir. The agreement has an initial term of one year after which it continues on a month-to-month basis until terminated by either party on thirty (30) days written notice. Under the agreement, Mr. Gadir is to provide services related to obtaining funding through grants through various government agencies and programs. Once Mr. Gadir begins providing the required services, we agreed to pay him a monthly retainer of $10,000 per month. In addition, the agreement requires our Company to issue stock options to Mr. Gadir upon the achievement of certain milestones. On December 10, 2024, Mr. Gadir agreed to terminate this consulting agreement with no services having been provided and no amount being due him. No expense was recorded in the nine months ended September 30, 2024 in connection with this agreement.

On March 1, 2024, we entered into a Consulting Agreement with Calabrian Capital LLC ("Calabrian") and Ginetto Addiego, to engage Calabrian to provide consulting services to us. The agreement has an initial term of one year after which it is automatically renewed for consecutive one-year periods unless terminated by either party on sixty (60) days written notice. As part of the engagement, we appointed Mr. Addiego as our chief operating officer for no consideration other than the consideration to be provided to Calabrian pursuant to the terms and conditions set forth in the consulting agreement. In consideration for Calabrian's services rendered, we agreed to pay Calabrian an annual base amount of $150,000. In addition, we agreed to issue Calabrian 20,000,000 restricted shares of our common stock as equity retention compensation, which shares were issued effective March 1, 2024. We also agreed to grant a restricted stock award of 750,000 shares of our common stock to Calabrian on each annual anniversary of the effective date of the consulting agreement. We valued the issued shares at $0.0034 per share based on a third-party valuation. During the nine months ended September 30, 2024, we recorded consulting expense totaling $155,500 in connection with this agreement, consisting of $87,500 in accrued cash compensation and $68,000 in share-based compensation.

On March 1, 2024, we entered into a Consulting Agreement with CVD Enterprises, LLC ("CVD") and Chandra Deshpandey, to engage CVD to provide consulting services to us. The agreement has an initial term of one year after which it is automatically renewed for consecutive one-year periods unless terminated by either party on sixty (60) days written notice. As part of the engagement, we appointed Mr. Deshpandey as our Chief Technology Officer ("CTO") for no consideration other than the consideration to be provided to CVD pursuant to the terms set forth in the consulting agreement. In consideration for CVD's services rendered, we agreed to pay CVD an annual base amount of $300,000. In addition, we agreed to issue CVD 20,000,000 restricted shares of our common stock as equity retention compensation, which shares were issued effective March 1, 2024. In addition, we agreed to issue CVD 20,000,000 restricted shares of our common stock as equity retention compensation, which shares were issued effective March 1, 2024. We also agreed to grant a restricted stock award of 750,000 shares of our common stock to CVD on each annual anniversary of the effective date of the consulting agreement. We valued the issued shares at $0.0034 per share based on a third-party valuation. During the nine months ended September 30, 2024, we recorded consulting expense totaling $243,000 in connection with this agreement, consisting of $175,000 in accrued cash compensation and $68,000 in share-based compensation.

On October 1, 2024, we entered into a Consulting Agreement with Upside Consulting Group LLC ("Upside") and Eric Tsai, to engage Upside to provide consulting services to us. The agreement has an initial term of one year after which it is automatically renewed on a month-to-month basis until terminated by either party on thirty (30) days written notice. As part of the engagement, we appointed Mr. Tsai as our CEO for no consideration other than the consideration to be provided to Upside pursuant to the terms set forth in the consulting agreement. In consideration for their services rendered, we agreed to pay Upside an annual base amount of $180,000.

On October 1, 2024, we entered into a Consulting Agreement with RQ Industries LLC ("RQ Industries") and Rick Qiu, to engage RQ Industries to provide consulting services to us. The agreement has an initial term of one year after which it is automatically renewed on a month-to-month basis until terminated by either party on thirty (30) days written notice. As part of the engagement, we appointed Mr. R. Qiu as our SVP for no consideration other than the consideration to be provided to RQ Industries pursuant to the terms set forth in the consulting agreement. In consideration for their services rendered, we agreed to pay RQ Industries an annual base amount of $108,000.

On October 1, 2024, we entered into a Consulting Agreement with HJQ Technology LLC ("HJQ Technology") and Hongjie Qiu, to engage HJQ Technology to provide consulting services to us. The agreement has an initial term of one year after which it is automatically renewed on a month-to-month basis until terminated by either party on thirty (30) days written notice. As part of the engagement, we appointed Mr. H. Qiu as our CPO for no consideration other than the consideration to be provided to HJQ Technology pursuant to the terms set forth in the consulting agreement. In consideration for their services rendered, we agreed to pay HJQ Technology an annual base amount of $180,000.

Developer Agreement

Effective February 6, 2024, we entered into an agreement with TRU Development LLC ("TRU"). Under the agreement, TRU will assist us in negotiating the purchase of 12.31 acres of vacant land located in the Tahoe Reno NV Industrial Center for the purpose of constructing a manufacturing facility to produce the Licensed Products. In addition, TRU will assist in the development of a business plan for the Project, help find consultants to design the Project and assist us in obtaining debt and/or equity financing. During the nine months ended September 30, 2024, we recorded a consulting expense of $93,410 in connection with this agreement.

8. Common Stock

Common Stock

We are authorized to issue 210,000,000 shares of our $0.0001 par value common stock. Shortly after our formation, we issued our Founders a total of 166,666,666 shares of our $0.0001 par value common stock. Four of our Founders paid par value for their shares in the period ended December 31, 2022 and one of the Founders made his payment in the period ended December 31, 2023.

Common Stock Issued for Services

As described in Note 7, we issued a total of 20,000,000 shares each to Calabrian and CVD in connection with their Consulting Agreements.

Amendment to Articles of Incorporation

On March, we amended our Articles of Incorporation to increase our authorized common shares to 500,000,000 and to allow for the issuance of 50,000,000 shares of preferred stock. Each holder of common stock is entitled to one vote on all matters on which stockholders generally are entitled to vote with the exception of certain matters relating to preferred stock.

Shares of preferred stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or its designees. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or - 1 restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

Equity Incentive Plan

Subsequent to December 31, 2023, we adopted the 2024 Equity Incentive Plan (the "EIP"), as amended. The EIP allows for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted awards, performance share awards, and performance compensation awards. The number of shares available for grant under the EIP shall be 65,000,000 shares of common stock. Persons eligible for grants employees, consultants and directors of our Company and its affiliates and such other individuals designated by our compensation committee who are reasonably expected to become employees, consultants and directors after the receipt of the awards. No awards have been granted to date.

9. Income Taxes

As of December 31, 2024, we had net operating loss carry forwards that may be available to reduce various future years' Federal taxable income for 20 years through 2043. Net operating losses may be limited as a result of possible changes in business. Future tax benefits which may arise because of these losses have not been recognized in the accompanying unaudited financial statements, as their realization is determined not likely to occur and accordingly, we have recorded a valuation allowance for the deferred tax asset relating to the net operating loss carry forwards. Net operating losses will begin to expire in 2042.

The following table presents the current income tax provision for federal and state income taxes for the periods ended December 31, 2024 and 2023:

	Twelve Months Ended December 31, 2024		From Inception Through December 31, 2023	
Current tax provisions:				
Federal	$	–	$	–
State		–		–
Total provision for income taxes	$	-	$	-

The primary reconciling item between the U.S. federal statutory rate to the actual tax rate for the periods ended December 31, 2024 and 2023 was an increase in the valuation reserve. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because management has determined that it is more likely than not that these assets will not be realized.

The primary deferred tax asset in both years ended December 31, 2024 and 2023 were net operating loss carry forwards. Any resulting deferred tax asset has been offset against a valuation reserve for the reasons described above.

10. Subsequent Events

Finalization of the Offering

As stated in Note 1 *Crowdfunding Offering,* subsequent to December 31, 2024, our Company completed the Offering. Total shares sold in the Offering were 50,000,000 shares at $0.10 per share for total gross proceeds of $5,000,000.

Conversion of SAFE Instruments

Subsequent to December 31, 2024, the SAFE Instruments discussed in Note 6 were converted into 17,911,067 shares of our common stock, all in accordance with the provisions of the SAFE agreements resulting from our Company's equity financing.